Exhibit 2.2

Share Certificate

of

KE Holdings Inc.

贝壳控股有限公司

(the “Company”)

An Exempted Company incorporated in the Cayman Islands

Authorized share capital is USD 500,000.00 divided into 25,000,000,000 shares, comprising of:

(i)           24,114,698,720 Class A Ordinary Shares with a par value of USD 0.00002 each, and

(ii)          885,301,280 Class B Ordinary Shares with a par value of USD 0.00002 each

This is to certify that the undermentioned person is the registered holder of the shares specified hereunder in the Company, subject to the Memorandum and Articles of Association of the Company.

Name & Address of the Shareholder:		Name: Address:
Certificate No.:	***XX***	No. & Class of Shares:	-XX- (Class A Ordinary Shares)	Consideration Paid:	Fully Paid
Date of Issue:			Given under the common seal of the Company on the date stated herein.

Director

NO TRANSFER OF ANY OF THE ABOVE SHARES CAN BE REGISTERED UNLESS ACCOMPANIED BY THIS CERTIFICATE